ECONOMY SECURITIES, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

| | Common Stock | | Paid-in | Retained Earnings | |
	Shares	Amount	Capital	(Deficit)	Total
Balances, December 31, 2017	700	$ 70,000	$ 35,000	$ (3,137)	$ 101,863
Net Income	-	-	-	16,603	16,603
Distributions	-	-	-	(12,500)	(12,500)
Balances, December 31, 2018	700	$ 70,000	$ 35,000	$ 966	$ 105,966

See Notes to Financial Statements